UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On September 29, 2025, ReNew Energy Global Plc (“ReNew”) announced that it has received the proceeds from British International Investment PLC (“BII”) towards an investment in its solar manufacturing business, which was announced on May 6, 2025. The investment proceeds are INR 8,700 million (~US$100 million) and BII will acquire up to 10%* shareholding, in ReNew Photovoltaics Private Limited (“ReNew Photovoltaics”), ReNew’s dedicated solar manufacturing arm. The proceeds will be primarily utilized to construct a new 4 GW TOPCon cell facility in Dholera, Gujarat and to grow the business.

Established in 2021, ReNew Photovoltaics comprises of fully operational 6.4 GW solar PV module facilities and a 2.5 GW solar cell facility, located in Jaipur, Rajasthan, and Dholera, Gujarat.

* The exact shareholding percentage may vary depending on FY26 standalone EBITDA of ReNew Photovoltaics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer